THE REAL BROKERAGE INC.

Report of Voting Results

Annual Meeting of Shareholders held on

May 31, 2024

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders (the "Meeting") of The Real Brokerage Inc. (the "Company") held on May 31, 2024. Shareholders holding an aggregate of 130,382,547 common shares of the Company (the "Common Shares") (representing 69.64% of the outstanding Common Shares as of the record date for the Meeting) were present or represented by proxy at the Meeting. Each of the matters set out below is described in greater detail in the Company's Management Information Circular dated April 4, 2024 (the "Circular"), which is available on SEDAR+ at www.sedarplus.ca.

Matters Voted Upon at the Meeting

Number of Directors

At the Meeting, the shareholders passed a motion that the number of directors of the Company be set at seven (7) directors, to hold office until the next annual meeting of shareholders.

Votes For	% of Voted	Votes Against	% of Voted
129,205,097	99.10	1,177,450	0.90

Election of Directors

At the Meeting, management of the Company presented to the shareholders its nominees for directors. Each of the seven nominees in the Circular were elected to serve until the next annual meeting of shareholders of the Company or until a director's successor is elected or appointed, unless such office is earlier vacated in accordance with the articles of the Company. The percentage of votes cast "for" or "withheld" from the vote are set forth below opposite the name of each elected director based on proxies and votes received at the Meeting. The following individuals were elected as directors until the next annual general meeting of the Company or until their successors are elected or appointed.

Director Nominee	Votes For	% of Voted	Votes Withheld	% of Voted
Tamir Poleg	50,290,699	99.56%	222,127	0.44%
Vikki Bartholomae	50,221,242	99.42%	291,584	0.58%
Guy Gamzu	50,225,283	99.43%	287,543	0.57%
Larry Klane	50,258,724	99.50%	254,102	0.50%
Atul Malhotra, Jr.	50,241,300	99.46%	271,526	0.54%
Laurence Rose	49,991,723	98.97%	521,103	1.03%
Susanne Greenfield Sandler	50,256,237	99.49%	256,588	0.51%

Re-appointment of Auditors

At the Meeting, the shareholders re-appointed Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), as the Company's auditors and authorized the directors to fix the auditors' remuneration. The percentage of votes cast "for" or "withheld" from the vote are set forth below based on proxies and votes received at the Meeting.

Outcome	Votes For	% of Voted	Votes Withheld	% of Voted
Approved	129,295,895	99.17%	1,086,652	0.83%